37 CAPITAL INC.

Condensed Interim Financial Statements

Six Months Ended June 30, 2017 and 2016

(Expressed in Canadian Dollars)

(Unaudited)

1

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at June 30, 2107 and for the six months ended June 30, 2017 and 2016.

2

37 CAPITAL INC.

Condensed Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	June 30, 2017	December 31, 2016
		(Audited)
Assets
Current
Cash and (cheques issued in excess of funds on deposit)	$(194)	$1,312
GST receivable	6,313	4,608
	6,119	5,920

Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$6,121	$5,922

Liabilities

Current
Accounts payable and accrued liabilities	$165,401	$163,240
Due to related parties (note 8)	506,878	422,648
Refundable subscription (note 9)	10,000	10,000
Loan payable (note 10)	103,924	103,924
Convertible debentures (note 11)	492,715	470,215

Total Liabilities	1,278,918	1,170,027

Stockholders’ Deficiency

Capital Stock (note 12)	25,372,201	25,372,201
Equity Portion of Convertible Debentures Reserve (note 11)	33,706	33,706
Reserves	5,115	5,115
Deficit	(26,683,819)	(26,575,127)

Total Stockholders’ Deficiency	(1,272,797)	(1,164,105)

Total Liabilities and Stockholders’ Deficiency	$6,121	$5,922

Commitments (note 13)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to condensed financial statements

3

37 CAPITAL INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2017	2016	2017	2016
Expenses
Finance, interest and foreign exchange	$12,353	$11,617	$24,217	$23,742
Legal, accounting and auditing	2,355	7,171	2,650	22,414
Management fees	—	15,000	—	30,000
Office	28,405	27,400	64,787	61,503
Regulatory and transfer fees	725	612	2,014	2,541
Rent	7,157	6,650	14,227	14,043
Telephone, travel, meals and entertainment	352	564	797	1,191
	51,347	69,014	108,692	155,434
Net Loss and Comprehensive Loss for the Period	$(51,347)	$(69,014)	$(108,692)	$(155,434)

Basic and Diluted Loss per Common Share	$(0.02)	$(0.03)	$(0.05)	$(0.08)

Weighted Average Number of Common Shares Outstanding	2,067,724	2,067,724	2,067,724	2,045,746

See notes to condensed financial statements

4

37 CAPITAL INC.

Condensed Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Shareholders’ Equity (Deficiency)
Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the period	—	—	—	—	—	(155,434)	(155,434)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)
Balance, June 30, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,382,598)	(971,576)
Net loss for the period						(192,529)	(192,529)
Balance, December 31, 2016	2,067,724	$25,372,201	$33,706	$5,115	$—	$(26,575,127)	$(1,164,105)
Net loss for the period	—	—	—	—	—	(108,692)	(108,692)
Balance, June 30, 2017	2,067,724	25,372,201	33,706	5,115	—	(26,683,819)	(1,272,797)

See notes to condensed financial statements

5

37 CAPITAL INC.

Condensed Statements of Cash Flows

(Expressed in Canadian Dollars)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Operating Activities
Net loss	$(108,692)	$(155,434)
Items not involving cash
Interest expense on convertible debentures	22,500	23,071
	(86,192)	(132,363)

Changes in non-cash working capital
GST/HST receivable	(1,705)	(1,030)
Prepaids	—	(20,000)
Accounts payable and accrued liabilities	2,161	70,507
Due to related parties*	84,230	21,904
	84,686	71,381

Cash Used in Operating Activities	(1,506)	(60,982)

Financing Activities
Issuance of common shares and warrants, net of issue costs	—	99,800
Redemption of reorganization shares	—	(38,000)

Cash Provided by Financing Activities	—	61,800

Net Increase (Decrease) in Cash	(1,506)	818
Cash, Beginning of Period	1,312	783

Cash, (Cheques issued in excess of funds on deposit), End of Period	$(194)	$1,601

See notes to condensed financial statements

6

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5).

2. GOING CONCERN

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred $108,692 in operating losses during the past six months (June 30, 2016 - $155,434) and has incurred significant operating losses over the past three fiscal years (December 31, 2016 - $347,963; December 31, 2015 - $334,993; 2014 - $1,046,790), has a deficit of $26,683,819 as at June 30, 2017 (December 31, 2016 - $26,575,127; December 31, 2015 - $26,175,691), a working capital deficiency of $1,272,799 (December 31, 2016 - $1,164,107; December 31, 2015 - $833,235) and is in default of four of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances that sufficient funding will be available for the Company to continue its operations uninterruptedly.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these condensed interim financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

7

3. BASIS OF PRESENTATION

(a)	Statement of compliance

These condensed interim financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

(b)	Basis of presentation

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These condensed financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these condensed interim financial statements have been prepared on the accrual basis, except for cash flow information. These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the condensed interim financial statements

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on August 2, 2017.

(d)	Reclassification

Certain prior period amounts in these condensed interim financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e)	Use of estimates and judgments

The preparation of condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty.

8

3. BASIS OF PRESENTATION (Continued)

(e)       Use of estimates and judgments (continued)

The key estimates applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and

•	The inputs in determining the liability and equity components of the convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity and available for sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Interest income is recognized by applying the effective interest rate method.

9

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)       Financial instruments (Continued)

(ii)	Financial assets (continued)

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

(ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each reporting date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized to profit or loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period the impairment occurred.

10

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

12

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

13

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(k)	Accounting standards issued but not yet applied

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5. PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

The Company completed the Arrangement with 27 Red and 4 Touchdowns on February 12, 2016 (“Effective Date”). On the Effective Date, shareholders of the Company received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, all of the Class 1 Reorganization Shares were transferred by the shareholders of the Company to 27 Red in exchange for 2,067,724 common shares of 27 Red on a pro rata basis (resulting in one common share of 27 Red being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares held by 27 Red by a cash payment of $20,677 and issuance of a promissory note of $20.677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

14

5. PLAN OF ARRANGEMENT (Continued)

On the Effective Date, all of the Class 2 Reorganization Shares were transferred by the shareholders of the Company to 4 Touchdowns in exchange for 2,067,724 common shares of 4 Touchdowns on a pro rata basis (resulting in one common share of 4 Touchdowns being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares held by 4 Touchdowns by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

In connection with the above transaction, the Company recorded the amount of $82,709 as payable to related parties, 27 Red and 4 Touchdowns.

6. MINERAL PROPERTY INTERESTS

Extra High Property

The Company holds 33% interest in the Extra High Property. The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”), 50% of which, or 0.75%, can be purchased from a third party at any time by paying $500,000. The claims making up the Extra High Property expire on December 25, 2019.

7. INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican casino for $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company.

8. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	June 30, 2017	December 31, 2016
Advances from directors (interest at prime plus 1%)	$102,097	$45,505
Entities controlled by directors (non-interest-bearing)	404,781	377,143

	$506,878	$422,648

Included in convertible debentures is $332,089 (December 31, 2016 - $317,089) owing to the Chief Executive Officer and a director of the Company (note 11).

15

8. RELATED PARTY TRANSACTIONS (Continued)

During the six months period ended June 30, the following amounts were charged by related parties.

	2017	2016
Interest charged on amounts due to related parties	$2,221	$240
Rent charged by entities with common directors	14,227	14,043
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors	42,720	42,964

	$59,168	$57,247

Effective as of August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company was terminated by mutual consent. The remuneration of directors and key management personnel during the six months ended June 30, 2017 is $nil (June 30, 2016 - $30,000).

On April 25, 2017, the Company made a payment to Green Arrow Resources Inc. (“Green Arrow”), a company with certain common directors, in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

9. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000. As at June 30, 2017, the Company has refunded $35,000 and the remaining $10,000 is owing.

10. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of June 30, 2017, the balance payable is $103,924.

11. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of June 30, 2017, the two convertible debentures are in default; however, the Company has not been served with a default notice.

16

11. CONVERTIBLE DEBENTURES FINANCING (Continued)

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of June 30, 2017, two of the convertible debentures are in default, however, the Company has not been served with a default notice.

12. CAPITAL STOCK

(a)   Authorized

Unlimited number of common and preferred shares without par value.

As of June 30, 2017, there are no preferred shares issued.

(b)   Issued

As of June 30, 2017, there are 2,067,724 common shares issued and outstanding.

On July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. The numbers of common shares, stock options, warrants, as well as loss per share in these condensed financial statements have been retroactively restated to reflect the consolidation.

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12. CAPITAL STOCK (Continued)

(c)	Issued (continued)

During the year ended December 31, 2016, the Company completed the following financing:

•	On January 4, 2016, the Company closed a non-brokered private placement issuing 1,000,000 units at $0.10 per unit for gross proceeds to the Company of $100,000. Each unit consists of one common share of the Company and one share purchase warrant exercisable for one additional common share of the Company at an exercise price of $0.135 per common share until January 4, 2021.

There were no shares issued during the year ended December 31, 2015.

(c)       Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2014 and 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.20
Balance, December 31, 2016 and June 30, 2017	1,033,333	$0.14

As of June 30, 2017, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
July 23, 2018	1.50	3,333
January 4, 2021	0.135	1,000,000
		1,003,333

The weighted average remaining contractual life for warrants outstanding at June 30, 2017 is 3.51 years.

(d)       Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of June 30, 2017, there were no stock options outstanding (December 31, 2016: Nil).

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13. COMMITMENTS

(a)	The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company whereby as of July 1, 2014 Kalpakian Bros. provided management services to the Company at a monthly rate of $5,000 plus applicable taxes. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.
b)	The Company, together with Jackpot Digital Inc. (“Jackpot”) and Green Arrow, companies with certain common directors, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies are required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer obligated and required to pay its proportionate share of the office rent.

During April 2017, the Company together with Jackpot have entered into an office lease agreement with an arm’s length party (the “Lease”). The Lease has a three-year term with a commencement date of August 1, 2017. The annual basic rent shall be $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs shall be $28,800 plus applicable taxes per annum.

c)	The Company has an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2018. The agreement can be terminated by either party upon giving three months’ written notice.

14. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2017. The Company is not subject to externally imposed capital requirements.

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15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2017, the Company had cheques issued in excess of funds on deposit of $194 (December 31, 2016 – cash in the amount of $1,312) available to apply against short-term business requirements and current liabilities of $1,278,918 (December 31, 2016 - $1,170,027). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

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15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at June 30, 2017, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

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